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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                              (Name of Issuer)
                             BADGER METER, INC.

                       (Title of Class of Securities)
                        COMMON STOCK $1.00 PAR VALUE

                               (CUSIP Number)
                                 056525-10-8

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)
        JAMES O. WRIGHT, BADGER METER, INC., 4545 W. BROWN DEER ROAD,
                     MILWAUKEE, WI 53223  (414)355-0400

           (Date of Event which Requires Filing of this Statement)
                                JUNE 17, 1996

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                 SCHEDULE 13D


CUSIP NO.   056525-10-8                          PAGE   2   OF   5    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James O. Wright
       ###-##-####
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            4,540
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             527,236(1)
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        4,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        120,180
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       531,776
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       30.0%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN
       (1) The reported shares include 490,985 shares of Class B Common Stock (which is convertible into shares of Common stock on a one-for-one basis) and 36,251 shares of Common stock.
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 OF 7







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ITEM 1.    SECURITY AND ISSUER

Badger Meter, Inc. Common Stock, $1.00 Par Value, CUSIP #056525-10-8:
Corporate headquarters:Badger Meter, Inc.
                         4545 W. Brown Deer Road
                         Milwaukee, WI  53223-0099

ITEM 2.    IDENTITY AND BACKGROUND

     a) Name of reporting person:  James O. Wright

     b) Business address:          4545 W. Brown Deer Road
                                   Milwaukee, WI, 53223-0099

     c) Principal occupation and name, principal business and address of employer:

        Mr. Wright is Chairman of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee, Wisconsin, 53223-0099. Badger Meter is a marketer and manufacturer of flow measurement technology products.

     d) During the last five years, Mr. Wright has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e) During the last five years, Mr. Wright was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) Citizenship:  Mr. Wright is a citizen of the United States of America.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        With regard to 138,806 shares of Badger Meter Class B Common Stock and 22,423 shares of Badger Meter Common Stock, these shares have been voluntarily deposited into the Badger Meter Officers' Voting Trust. The depositing beneficiaries have a continuing beneficial interest in the deposited shares and may withdraw their shares at any time, subject to the terms of the Badger Meter Officers' Voting Trust.

        The Officers' Voting Trust has a $1.5 million bank credit line used to assist officers in financing the purchase of Company stock. Loans to the Officers' Trust are guaranteed by the Company and the stock purchased by the Officers using this credit facility is pledged to the Company to secure the loans. The Officers' Voting Trust holds shares with a value more than sufficient to cover the credit line. Twenty-seven officers have purchased Company stock using this credit facility.

ITEM 4.    PURPOSE OF TRANSACTION

        Mr. Wright is the beneficial owner in terms of voting power, pursuant to Rule 13d-3, of 138,806 shares of Badger Meter Class B Common Stock, $.10 par value and 22,423 shares of Badger Meter Common Stock, $1.00 par value, as a result of his appointment as a co-trustee of the Badger Meter Officers' Voting Trust and the deposit of such shares into or the purchase of such shares through the Badger Meter Officers' Voting Trust. He also is a beneficial owner of 352,179 shares of Class B Common Stock and 13,828 shares of Common Stock held by the Badger Meter Voting Trust as a result of serving as a voting co-trustee of that Voting Trust.

        Mr. Wright has no plans or intentions with respect to the matters set forth in Item 4 of Schedule 13-D.

                                  Page 3 of 5


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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     a) Aggregate Number of Shares:  531,776 shares.
        Percentage of Class:  30.0%.
        Shares of Badger Meter stock outstanding, June 30, 1996:
                Common:       1,209,717
                Class B:        562,785

        On matters as to which Common Stock and Class B Common Stock vote together, shares of Class B Common Stock have 10 votes per share. Therefore, as of June 30, 1996, Mr. Wright is deemed to beneficially own 72.4% of the total voting power of Badger Meter, Inc., along with the other trustees.

     b) Number of shares as to which there is sole power to vote or to direct the vote: 4,540 shares, which includes 4,000 options to purchase additional shares of Badger Meter Common Stock.

        Number of shares as to which there is shared power to vote or to direct the vote: 527,236 shares, which consists of 490,985 shares of Class B Common Stock and 36,251 shares of Common Stock and which is 21,936 shares less than previously reported due to various transactions between the Badger Meter Voting Trust and the Badger Meter Officers' Voting Trust, as well as the Badger Meter, Inc. ESSOP. See Item 5(c).

        Number of shares as to which there is sole power to dispose or to direct the disposition:

        4,000 shares, which represents options to purchase shares of Badger Meter Common Stock. This includes a grant of 1,000 additional stock options on April 19, 1996.

        Number of shares as to which there is shared power to dispose or to direct the disposition: 120,180 shares. The reduction of 17,000 shares from the prior report represents the following transactions: (a) April 19, 1996 - 4,500 shares sold by trusts in the Badger Meter Voting Trust to the Badger Meter Officers' Voting Trust; and 12,500 shares of Class B Common Stock were exchanged for Common Stock with the Badger Meter Voting Trust. The 12,500 shares of Common Stock were removed from the Badger Meter Voting Trust and sold on the open market at $26.875/share.


In addition to Mr. Wright, the other voting co-trustees of the Badger Meter Officers' Voting Trust are:
   Mr. James L. Forbes, President & CEO     Mr. Ronald H. Dix, Vice President
   Badger Meter, Inc.                       Badger Meter, Inc.
   4545 W. Brown Deer Road                  4545 W. Brown Deer Road
   Milwaukee, WI  53223-0099                Milwaukee, WI  53223-0099
   Manufacturer of flow measurement and     Manufacturer of flow measurement and
   control products                         control products.


Additionally, Mr. Wright serves as a co-trustee of the Badger Meter Voting Trust. As of June 30, 1996, the Badger Meter Voting Trust held 352,179 shares of Class B Common Stock and 13,828 shares of Common Stock. The other voting co-trustees of the Badger Meter Voting Trust are:
   Mr. James L. Forbes, President & CEO     Mr. James O. Wright, Jr.
   Badger Meter, Inc.                       Wright Tax and Bookkeeping Service
   4545 W. Brown Deer Road                  4040 Civic Drive
   Milwaukee, WI  53223-0099                Suite 200
   Manufacturer of flow measurement         San Rafael, CA 94903
   and control products.                    Tax and bookkeeping service.

     c) Effective February 16, 1996, 1,000 shares of Class B Common Stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $27.625 per share. On April 19, 1996, 4,500 shares of Class B Common stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $28.75 per share.
                                  Page 4 of 5


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        On June 6, 1996, 6,000 shares of Class B Common Stock were purchased by the Badger Meter Officers' Voting Trust from the Badger Meter Voting Trust at $27.25 per share. These were private purchases for the benefit of various participants. On December 22, 1995, R. Robert Howard, a retired participant of the Badger Meter Officers' Voting Trust, withdrew 100 shares. On April 29, 1996, Rebecca L. Rush, withdrew 1,000 shares from the Officers' Voting Trust for which she retains beneficial ownership. On April 19, 1996, the Badger Meter Officers' Voting Trust exchanged 12,500 shares of Common Stock for Class B Common Stock with the Badger Meter Voting Trust. On May 29, 1996, the Badger Meter Officers' Voting Trust exchanged 2,000 shares of Common Stock for Class B Common Stock with the Badger Meter Voting Trust. On June 6, 1996, the Badger Meter Officers' Voting Trust exchanged 3,000 shares of Common Stock for Class B Common Stock with the Badger Meter Voting Trust On June 17, 1996, the Badger Meter Voting Trust exchanged 9,000 shares of Class B Common Stock for 9,000 shares of Common Stock with the Badger Meter ESSOP. All the above Common Stock shares were removed from the Badger Meter Voting Trust. In addition to the above transactions, 5,664 shares of Common Stock were deposited into the Officers' Voting Trust by several participants during the period.

     d) The Badger Meter Officers' Voting Trust holds 138,806 shares of Class B Common Stock and 22,423 shares of Common Stock for the benefit of officers of Badger Meter, Inc. The beneficiaries of the Badger Meter Officers' Voting Trust and the Badger Meter Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The shares reported in Item 5, (d) are held by the Badger Meter Officers' Voting Trust June 30, 1996, as a depository for shares owned beneficially by certain officers of Badger Meter, Inc. Shares so deposited are voted exclusively by three voting co-trustees; the reporting person, James O. Wright, plus Messrs. Dix and Forbes. Messrs. Dix, Forbes and Wright disclaim beneficial ownership of shares other than those shares which have been deposited by them individually.

        Messrs. Wright and Forbes are also voting co-trustees of the Badger Meter Voting Trust. Except for shares personally reported as beneficially owned by the reporting party, Mr. Wright disclaims beneficial interest in shares in the Badger Meter Voting Trust.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A - Badger Meter Voting Trust, dated June 1, 1953, as amended (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         ------------------------------  ------------------------------
                  Date                            Signature

                                              James O. Wright
                                         ------------------------------
                                                 Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:      Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

                                  Page 5 of 5